HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

(303) 839-0061
harttrinen@aol.com
Fax: (303) 839-5414

November 17, 2022

Evan Ewing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed September 19, 2022
File No. 024-11859

This office represents GeoSolar Technologies, Inc. (the “Company”). Amendment No. 2 to the Company’s Offering Statement on Form 1-A has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated October 5, 2022.

The numbers below correspond to the paragraph numbers in the staff’s comment letter. The numbers under the "Page No." column indicated the page number of the Offering Statement where the responses to the staff's comments can be found.

age No.

		Page No.

1.	Comment complied with.	9

2.	Comment complied with.	Exh. 11.1

3.	The only relationship the Company has with Rialto is that disclosed in the Offering Circular. Rialto did not design the proposed offering nor did it take any rule in the preparation of the offering circular. Since the offering will be made by the Company's Chief Executive Officer, Rialto will not participate in the offer of the Company's securities nor will it identify any potential investors. There are no participating broker-dealers at this time, hence it is not known when or how payments will be made to any participating broker-dealer. With respect to FINRA's evaluation of the compensation to be paid to member broker-dealer firms, see the attached "No Objection" letter from FINRA.

	Rialto is serving as a "broker of record" in Florida, New Jersey, Texas, and Washington which require a broker of record.

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		Page No.

4.	The Company has not selected any dealers at this time. If a dealer is selected, the Company will file an amendment to the Offering Circular naming the selected dealer and the compensation to be paid to the selected deal.	11

5.	Comment complied with.	17

6.	The Company's offering is permissible pursuant to Rule 251(d)(3)(i)(F). Insofar as Rule 251(d)(3)(ii) is concerned the shares of the Company's common stock may be sold at a price of:

•	$1.00 per share;
•	$0.90 per share to those who invest at least $500,000; or
•	$0.20 per share to note holders which elect to convert their notes into shares of the Company's common stock.

Although these prices are not the same, they are nevertheless fixed prices.

.	Rule 251(d)(3)(ii) provides in part the following:

"…the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." (Emphasis added)

As disclosed in the Company's Offering Circular, there is no existing trading market for the Company's common stock at this time.

7.	Rule 251(a) provides that a public officer or sale of securities pursuant to Regulation A is exempt from the registration requirements of the Securities Act of 1933. That being the case, so long as the Company complies with Regulation A, the Company need not be concerned with complying with Section 5 of the Securities Act with respect to the securities the Company is offering pursuant to Regulation A.

See the attached "No objection" letter from FINRA.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart

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